UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*
_______________________

U.S. Concrete, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

90333L201
(CUSIP Number)

William J. Sandbrook
c/o U.S. Concrete, Inc.
2925 Briarpark, Suite 1050
Houston, Texas 77042
(713) 499-6200
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)
_______________________

August 22, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90333L201	Page 1 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William J. Sandbrook
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF and OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH1	7	SOLE VOTING POWER 812,810
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 62,810
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 812,810
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.31%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of U.S. Concrete, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 2925 Briarpark, Suite 1050, Houston, TX 77042.

Item 2. Identity and Background.

This Schedule 13D is being filed by Mr. William J. Sandbrook, a United States citizen.

Mr. Sandbrook’s principal occupation is President and Chief Executive Officer and Director of the Company.  Mr. Sandbrook’s business address is c/o U.S. Concrete, Inc., 2925 Briarpark, Suite 1050, Houston, TX 77042.

During the last five years, Mr. Sandbrook has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to the term sheet, dated as of July 14, 2011 (the “Term Sheet”), between the Company and Mr. Sandbrook, which described the basic terms and conditions of Mr. Sandbrook’s employment by the Company, on August 22, 2011 (the “Start Date”), Mr. Sandbrook was granted 750,000 shares of restricted Common Stock under the Company's Management Equity Incentive Plan (the “Plan”), subject to the vesting criteria described in Item 6 below.  No funds were expended by Mr. Sandbrook for this compensatory equity grant.

Pursuant to the Term Sheet, on the Start Date, Mr. Sandbrook was granted 85,852 shares of Common Stock, of which 27,042 shares were withheld to cover applicable statutory rates for federal and Georgia state taxes associated with the grant of Common Stock, and Mr. Sandbrook paid $4,903.18 in additional taxes for this compensatory equity grant.

The remaining 4,000 shares of Common Stock covered by this Schedule 13D were purchased by Mr. Sandbrook in open market transactions, as follows:

•	On August 30, 2011, Mr. Sandbrook purchased 1,000 shares of Common Stock for an aggregate purchase price of $5,800.00;

•	On August 31, 2011, Mr. Sandbrook purchased 1,000 shares of Common Stock for an aggregate purchase price of $5,600.00;

•	On September 2, 2011, Mr. Sandbrook purchased 1,000 shares of Common Stock for an aggregate purchase price of $5,400.00;

•	On September 12, 2011, Mr. Sandbrook purchased 200 shares of Common Stock for an aggregate purchase price of $950.00;

•	On September 15, 2011, Mr. Sandbrook purchased 306 shares of Common Stock for an aggregate purchase price of $1,453.50; and

•	On September 16, 2011, Mr. Sandbrook purchased 494 shares of Common Stock for an aggregate purchase price of $2,346.50.

In each of the foregoing open market transactions, Mr. Sandbrook used personal funds to make the purchase.

Item 4.  Purpose of Transaction.

Mr. Sandbrook is the President and Chief Executive Officer and a director of the Company. In these capacities, Mr. Sandbrook takes and will continue to take an active role in the Company’s management and strategic direction. Additionally, in his capacity as a stockholder of the Company, Mr. Sandbrook reviews and intends to continue to review, on an ongoing and continuing basis, his investment in the Company.  Depending upon the factors discussed below and subject to applicable law and in compliance with the Company’s trading policies, Mr. Sandbrook may from time to time acquire additional securities of the Company or sell or otherwise dispose of some or all of his securities of the Company.  Any transactions that Mr. Sandbrook may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Company, the financial condition, results of operations and prospects of the Company, general economic, financial market and industry conditions, other investment and business opportunities available to Mr. Sandbrook, tax considerations and other factors.

Other than as described above and other than in his capacity as a director or officer of the Company, Mr. Sandbrook currently has no plans or proposals that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Sandbrook may from time to time consider pursuing or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with his advisors, the Company or other persons).

Item 5.  Interest in Securities of the Issuer.

(a) Based on calculations made in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, amended, and there being 12,890,450 shares of Common Stock outstanding as of March 12, 2012, as reported in the Company’s Annual Report on Form 10-K (File No. 001-34530) for the year ended December 31, 2011 filed with the SEC on March 14, 2012, Mr. Sandbrook may be deemed to beneficially own 812,810 shares of Common Stock, representing approximately 6.31% of the shares of outstanding Common Stock.

(b) Mr. Sandbrook has sole voting power and sole dispositive power over 62,810 shares of Common Stock (representing approximately 0.49% of the outstanding shares of Common Stock).  In addition, Mr. Sandbrook has sole voting power over 750,000 shares of restricted Common Stock, but does not have dispositive power of such shares.  The shares of restricted Common Stock are described in Item 6 below.

(c)  Mr. Sandbrook has not effected any transaction in shares of Common Stock during the preceding 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 is incorporated herein by reference into this Item 6.

As contemplated by Mr. Sandbrook’s Term Sheet, the Company granted Mr. Sandbrook 85,852 shares of Common Stock and 750,000 shares of restricted Common Stock pursuant to a stock award agreement and a restricted stock award agreement respectively, each dated as of August 22, 2011. The equity grants were made under the Plan.

The grant of 85,852 shares of Common Stock vested fully on the date of grant; however, should Mr. Sandbrook voluntarily terminate his employment with the Company within one year of his start date, he must return the number of shares of Common Stock subject to the award, within thirty (30) days of such termination date. With respect to the 750,000 shares granted on August 22 2012, certain of the shares of restricted Common Stock vest in annual installments from their date of grant, and certain of the shares may vest upon the achievement of certain performance-based criteria.  Of such shares, 450,000 will vest over four (4) years in equal annual installments from the date of the grant and 300,000 will time- and performance-vest in equal portions.  Of the time and performance-vested shares, 150,000 will vest should the Company’s Common Stock price attain a market-closing share price of $16.00 per share for ten consecutive business days prior to August 22, 2014.  The other 150,000 time- and performance-vested shares will vest should the Company’s Common Stock price attain a market-closing share price of $20.00 per share prior to August 22, 2015.  Any of the shares with a performance-vesting hurdle of $16.00 per share that do not vest prior to August 22, 2014 will vest should the share price attain a closing price of $20.00 per share prior to August 22, 2015.

Pursuant to the Executive Severance Agreement, by and between the Company and William J. Sandbrook, dated as of the August 22, 2011 (the “Severance Agreement”), the restricted Common Stock grants will fully vest upon a change of control (as defined therein) and shall remain outstanding and in effect in accordance with their terms, and any restrictions, forfeiture conditions or other conditions or criteria applicable to any such awards shall lapse immediately upon the consummation of such change of control.

The foregoing summaries are qualified in their entirety by reference to the stock award agreement, restricted stock award agreement, the Term Sheet and the Severance Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1	Restricted Stock Award Agreement, dated August 22, 2011, by and between the Company and William J. Sandbrook.
Exhibit 2	Stock Award Agreement, dated August 22, 2011, by and between the Company and William J. Sandbrook.
Exhibit 3	Term Sheet (filed as Exhibit 99.2 to the Company’s Form 8-K (File No. 001-34530) filed with the SEC on July 26, 2011 and incorporated herein by reference).

Exhibit 4	Executive Severance Agreement (filed as Exhibit 10.1 to the Company’s Form 8-K (File No. 001-34530) filed with the SEC on August 22, 2011 and incorporated herein by reference).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 16, 2012.

By: /s/ William J. Sandbrook
Name: William J. Sandbrook